Points International Reports Fourth Quarter and 2009 Financial Results

  Record Full Year Revenue of $79.8 Million
  2009 EBITDA(1) of $607,000; Third Consecutive Year of Positive EBITDA While Aggressively Investing to Drive Growth
  Announces Upcoming New Service Rollouts for Partners Globally
  Reiterates 2010 Guidance for Revenue of $75 Million to $85 Million, Net Income Profitability and 3% to 5% EBITDA Margins

TORONTO, March 10, 2010 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management Web site, where users can manage their reward point programs - today announced results for the fourth quarter and full year ended December 31, 2009. All financial results are in US Dollars.

“2009 was a pivotal year for Points as we added important new loyalty partners to our industry leading platform including AirFrance-KLM, Mexicana Airlines and Chase while renewing or expanding our relationships with a number of major partners including American Airlines, BMI, Hawaiian Airlines, JetBlue, Lufthansa Airlines, Virgin Atlantic, Intercontinental Hotels Group and Starwood Hotels. We delivered record revenue despite undergoing a significant recasting of our business with Delta, and began to execute across the core elements of our strategic growth plan, underpinned by the design and development of our project ePoch technology platform,” said CEO Rob Maclean. “Looking ahead, we see tremendous opportunity for Points as we will expand our current partnerships with new product implementations and increase usage penetration among their membership bases, while aggressively closing and implementing new partnerships worldwide. Business metrics for the first two months of 2010 are up sharply, and we expect to announce a number of new partners, programs and implementations, along with the launch of our new consumer destination at www.points.com in the coming months. All of our efforts will be focused on driving increased leverage through an improving gross margin2 profile, which combined with continued expense control should result in increased profitability over time.”

Fourth Quarter 2009 Financial Results

The following results reflect the Company’s restructured relationship with Delta Air Lines, which was effective October 1, 2009, and which for the fourth quarter of 2009 resulted in a decrease in principal revenue and receipt of a series of one-time payments with no associated direct costs recorded within other partner revenue.

___________________________
1 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.
2 Gross margin is comprised of total revenue less direct cost of principal revenue and processing fees and related charges and is considered an integral measure of performance. Gross margin is not a recognized measure under generally accepted accounting standards.

Total revenue was $16.6 million for the fourth quarter of 2009. Revenue was down 24% over the $21.7 million reported in the fourth quarter of 2008, and down 20% over the $20.7 million reported in the third quarter of 2009. Principal revenue totaled $12.9 million, a decrease of 35% over $19.7 million in the same period last year, and down from $18.9 million in the third quarter of 2009. Other partner revenue was $3.7 million, up from $1.8 million reported in the same period of last year and $1.8 million in the third quarter of 2009.

Points reported net income for the fourth quarter of 2009 of $1.9 million, or $0.01 per share. This compares to a net loss in the fourth quarter of 2008 of $3.0 million, or ($0.02) per share, which included non-cash, non-recurring charges of $1.3 million related to the impairment of long-lived assets, and to a net loss in the third quarter of 2009 of $265,000, or $(0.00) per share, which included restructuring charges of $332,000.

During the fourth quarter of 2009, Points reported positive EBITDA of $1.7 million compared to positive EBITDA of $41,000 in the same period of 2008 and $72,000 in the third quarter of 2009.

Fourth Quarter 2009 Business Metrics

			Q4/09		Q4/09
	Q4/09	Q3/09	vs.	Q4/08	vs.
			Q3/09		Q4/08

TOTAL ALL CHANNELS (1)
Points/Miles Transacted (in 000s)	3,146,513	2,395,492	31%	2,268,481	39%
# of Points/Miles Transactions	277,261	255,233	9%	234,965	18%
PRIVATE BRANDED CHANNELS (1)
Points/Miles Transacted (in 000s)	2,733,109	2,113,388	29%	1,855,080	47%
# of Points/Miles Transactions	252,418	231,221	9%	206,791	22%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	413,405	282,104	47%	413,401	0%
# of Points/Miles Transactions	24,843	24,012	3%	28,174	-12%
Cumulative Registered Users	2,404,108	2,324,611	3%	2,131,878	13%

Notes:

(1)	For comparative purposes, Buy, Gift and Transfer activity for Delta have been excluded from the metrics presented

Full Year 2009 Results

For the twelve months ended December 31, 2009, Points generated total revenue of $79.8 million, up 6% versus the twelve months ended December 31, 2008. Principal revenue totaled $70.8 million, an increase of 8% compared to the twelve months ended December 31, 2008. Other partner revenue totaled $8.9 million, down 3% compared to the twelve months ended December 31, 2008.

Net income for the twelve months ended December 31, 2009 was $64,000, or $0.00 per share, which included a third quarter $332,000 restructuring charge, compared to a net loss of $3.6 million, or ($0.03) per share in 2008, which included a fourth quarter $1.3 million impairment charge of long-lived assets.

Points reported positive EBITDA of $607,000 for the twelve months ended December 31, 2009 compared to positive EBITDA of $556,000 for fiscal 2008.

As of December 31, 2009, Points' total cash, comprised of cash and cash equivalents together with security deposits, short-term investments and amounts with payment processors, totaled $35.5 million, up from $33.5 million at the end of the third quarter of 2009. The Company remains debt-free, and Points believes that its strong balance sheet and proven ability to generate positive free cash flow on an ongoing basis establishes a very strong operating position going forward.

Business Outlook

“We look forward to solid growth and full-year gross margin improvements as we continue to grow our business. In March and April, we expect to launch a number of new programs including the rollout of Transfer functionality for British Airways representing our first Transfer product with a major carrier in Europe, multi-language support for Mexicana Airlines, and third-party mileage programs for Delta Air Lines on points.com. Additionally, we expect to launch multiple new partners and products in the second quarter which are currently in development. Momentum across our business, including positive trends in our metrics and the recent expansion of our partnership with US Airways, provides further comfort in the upwardly revised guidance issued on January 28, 2010. By the end of 2010 we expect to have completely replaced the former revenue from Delta, with EBITDA margins at levels accretive to our historical trends. In short, by driving new revenue growth and continuing to aggressively manage costs, we can deliver and maintain annual gross margins in the 20 to 30 percent range moving forward, resulting in EBITDA expansion well beyond the three to five percent levels expected in 2010,” concluded MacLean.

Investor Conference Call

Points’ quarterly conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO, will be held today at 5:00 pm. Eastern Time. To participate in the conference call, investors from the US and Canada should dial 877-941-1427 ten minutes prior to the scheduled start time. International callers should dial 480-629-9664. Points International will also offer a live and archived webcast, accessible from the “Investor Relations” section of the company’s Web site at www.pointsinternational.com.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Wyndham Rewards®, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit http://www.points.com

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively “forward-looking statements"). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA, our gross margin outlook and statements regarding the launch schedule for the redesigned consumer portal at www.points.com. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company’s past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. The launch schedule for the redesigned consumer portal is subject to project implementation risks and delays inherent to technology projects. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

For more information contact:

Anthony Lam
Chief Financial Officer
416-596-6382

Investor Contact:
Alex Wellins
The Blueshirt Group
415-217-5861
alex@blueshirtgroup.com

Media Contact:
Jordan Fischler
Allison & Partners
646-428-0604
jordan@allisonpr.com

Fourth Quarter 2009 Business Metrics

	Q4/09	Q3/09	Q4/09 vs.	Q4/08	Q4/09 vs.
			Q3/09		Q4/08

TOTAL ALL CHANNELS (1)
Points/Miles Transacted (in 000s)	3,146,513	2,395,492	31%	2,268,481	39%
# of Points/Miles Transactions	277,261	255,233	9%	234,965	18%
PRIVATE BRANDED CHANNELS (1)
Points/Miles Transacted (in 000s)	2,733,109	2,113,388	29%	1,855,080	47%
# of Points/Miles Transactions	252,418	231,221	9%	206,791	22%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	413,405	282,104	47%	413,401	0%
# of Points/Miles Transactions	24,843	24,012	3%	28,174	-12%
Cumulative Registered Users	2,404,108	2,324,611	3%	2,131,878	13%

Notes:

(1)	For comparative purposes, Buy, Gift and Transfer activity for Delta have been excluded from the metrics presented

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
Unaudited
(Expressed in thousands of United States dollars)

AS AT DECEMBER 31,	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$23,914	$22,854
Funds receivable from payment processors	5,855	5,066
Short-term investments	3,302	792
Security deposits	2,463	2,250
Accounts receivable	1,907	2,448
Future income tax asset	945	601
Current portion of deferred costs	139	247
Prepaid and sundry assets	759	1,548
	39,284	35,806

Property and Equipment	607	809
Intangible Assets	2,014	998
Goodwill	4,205	4,205
Deferred Costs	82	144
Other Assets	951	752
	7,859	6,908
	$47,143	$42,714
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,087	$3,217
Current portion of deferred revenue	609	1,087
Payable to loyalty program partners	30,215	25,967
	33,911	30,271
Deferred Revenue	301	259
	34,212	30,530
SHAREHOLDERS’ EQUITY
Accumulated Other Comprehensive Loss	(2,566)	(2,566)
Accumulated Deficit	(49,463)	(49,527)
	(52,029)	(52,093)

Capital Stock	56,662	56,662
Contributed Surplus	8,298	7,615
	12,931	12,184
	$47,143	$42,714

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited
(Expressed in thousands of United States dollars, except per share amounts)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,		December
	2009	2008	2008 2009		31, 2008
REVENUE
	$12,896	$19,712		$
Principal			$70,781		65,483
Other partner revenue	3,679	1,774	8,946		9,194
	2	216
Interest			52		920
	16,577	21,702	79,779		75,597

GENERAL AND ADMINISTRATION EXPENSES
Direct cost of principal revenue	10,153	16,928	60,902		55,786
Processing fees and related charges	379	617	2,155		2,931
	2,641	2,895
Employment costs			10,637		11,175
Marketing and communications	691	298	1,749		1,259
Technology services	240	198	935		882
Amortization	233	363	783		1,533
Foreign exchange (gain) loss	(3)	1,441	(242)		756
Operating expenses	792	725	2,794		3,008
Restructuring charges	-	-	332		-
	15,126	23,465	80,045		77,330
OPERATING LOSS – before undernoted	1,451	(1,763)	(266)		(1,733)
OTHER EXPENSES
Interest on preferred shares	-	-	-		517
Interest and other charges	19	8	14		49
Impairment of long-lived assets	-	1,256	-		1,256
	19	1,26412	14		1,822
LOSS BEFORE INCOME TAXES	1,432	(3,027)	(280)		(3,555)
Recovery of future income taxes	(466)	-	(344)		-
NET INCOME (LOSS)	$1,898	$(3,027)	$64		$(3,555)
EARNINGS (LOSS) PER SHARE

Basic	$0.01	$(0.02)	$0.00		$(0.03)

Diluted	$0.01	$(0.02)	$0.00		$(0.03)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
COMPREHENSIVE INCOME (LOSS)
NET INCOME (LOSS)	$1,898	$(3,027)	$64	$(3,555)
Comprehensive income (loss)	$1,898	$(3,027)	$64	$(3,555)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance – Beginning of period	$(2,566)	$(2,566)	$(2,566)	$(2,566)
Balance – End of period	$(2,566)	$(2,566)	$(2,566)	$(2,566)

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December	December 31,	December 31,	December 31,
	31, 2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,898	$(3,027)	$64	$(3,555)
Items not affecting cash
Amortization of property and equipment	179	177	446	582
Amortization of deferred costs	-	8	2	331
Amortization of intangible assets	54	178	335	620
Future income tax recovery	(466)	-	(344)	-
Unrealized foreign exchange (gain) loss	125	1,795	(368)	987
Employee stock option expense	183	154	683	648
Interest on Series Two and Four preferred Shares	-	-	-	517
Impairment of long-lived assets	-	1,256	-	1,256
Changes in non-cash balances related to operations	(1,901)	(7,647)	3,981	(5,939)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	72	(7,106)	4,799	(4,553)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(21)	(48)	(244)	(487)
Additions to intangible assets	(731)	(71)	(1,351)	(350)
Sale of short-term investments	-	119	-	11,589
Purchase of short-term investments	(2,510)	-	(2,510)	(4,975)
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES	(3,262)	-	(4,105)	5,777
CASH FLOWS FROM FINANCING ACTIVITIES
Loan repayments	-	-	-	(6)
Share issuance on capital transaction	-	(4)	-	1,688
Issuance of capital stock on exercise of stock options
and warrants	-	-	-	270
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	-	(4)	-	1,952
EFFECT OF EXCHANGE RATE CHANGES ON CASH HELD IN FOREIGN CURRENCY	(40)	(1,829)	366	(1,858)
INCREASE IN CASH AND CASH EQUIVALENTS	(3,230)	(8,939)	1,060	1,318
CASH AND CASH EQUIVALENTS – Beginning of period	27,144	31,793	22,854	21,536
CASH AND CASH EQUIVALENTS – End of period	$23,914	$22,854	$23,914	$22,854
Supplemental Information
Interest Received	$3	$245	$68	$947
Interest Paid	$7	$-	$15	$2

POINTS INTERNATIONAL LTD.
RECONCILIATION OF OPERATING INCOME (LOSS) TO EBITDA
Unaudited
(Expressed in thousands of United States dollars)

	For the three months ended		For the twelve months ended
	December	December 31,	December	December
	31, 2009	2008	31, 2009	31, 2008
Operating income (loss)	$1,451	$(1,763)	$(266)	$(1,733)
Amortization	233	363	783	1,533
Foreign exchange (gain)/loss	(3)	1,441	(242)	756
Restructuring charges	-	-	332	-
EBITDA	$1,681	$41	$607	$556